March 30, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Amanda Ravitz

Re: Co-Diagnostics, Inc.
Draft Registration Statement on Form S-1

Dear Ms. Ravitz:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated February 8, 2017 (the “Comment Letter”) relating to the filings made by Co-Diagnostics, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Explanatory Note, page 3

1. Please revise both forms of prospectus to include disclosure about the other offering, including attendant risks. Explain how the offering taking place concurrently might affect price, demand, and other factors. Make sure that your beneficial ownership table reflects all shares that may be acquired within 60 days, even if they will be registered for resale in this offering. Also, if true, highlight that significant equity holders/creditors are seeking to sell their shares as part of your initial public offering.

The Company revised the Explanatory Note, added a risk factor to recognize that there will be two offerings and made reference to the underwritten offering in the Selling Shareholder Prospectus.

Prospectus Cover, page 4

2. In your next amendment, please revise to name the lead underwriters or advise. Please note that we may defer further review of the filing until the lead underwriters are named.

The name of the lead underwriter has been added to the Prospectus Cover.

3. Please include the dealer prospectus delivery obligation on the outside back cover of the prospectus. See Item 502(b) of Regulation S-K.

The dealer prospectus delivery obligation as required by Item 502(b) or Regulation S-K has been added to the outside back cover of the Prospectus on the Form S-1.

Securities and Exchange Commission

March 30, 2017

Prospectus Summary, page 8

4. It appears that you have not derived any revenue from sales of any product and that your licensing revenue, if any, is limited. Please revise your disclosure significantly to accurately reflect the current state of your business, and to identify all statements about what you plan for your business as anticipatory only. Your summary should make clear that you have no or limited revenues.

The Company revised its disclosure significantly to accurately reflect the current state of the business as emerging, and identified statements about the Company’s business as anticipatory only. The summary makes clear that the Company has no product revenues.

5. Revise to provide a clear indication of your business plan to achieve revenues. Your discussion should make clear (1) what product, service, license, or other technology you intend to sell, (2) what material steps are needed to achieve sales of your product, service, license, or other technology, including regulatory clearances, and (3) your anticipated capital needs to complete each step.

The Company disclosed that the initial revenues will be derived from direct-selling its TB, hepatitis B and C, Malaria, dengue, HIV and Zika virus and other infectious disease tests to the private market, governments, charitable foundations and others. It has also entered into an agreement to manufacture diagnostics tests for seven infectious diseases with a pharmaceutical manufacturing company in India. The agreement provides for the manufacture of the tests named above and the joint sales and marketing of those tests in India. The Company believes that the first significant sales of its tests will be in India and believes that the first sales of its tuberculosis tests will occur within six months of the closing of this offering

6. In this regard, please revise jargon to explain what your technology or innovation does. You state that through “mathematics” and “the power of computers” you improve molecular diagnostics, but it is unclear whether you have developed your own diagnostics tools or plan to apply some additional method to existing diagnostic test, or something else. Simply defining PCR, cooperative primers, primer dimers and CLIA, among other terms, does not clarify for a person not in your industry what your proposed product is.

The Company revised jargon to explain that our tests are the Company’s own diagnostic tests developed with proprietary technology.

7. Where you disclose qualitative attributes about your product, competing products, or the market in which you compete, please limit those conclusions to management’s belief or provide support for your conclusions. In this regard, we note your disclosure on pages 8 and 9 regarding the “fast growing” molecular diagnostics market and disclosure stating that your product represents a “radical new advancement,” a “revolutionary leap forward,” and is a “fraction of the cost of” and “more accurate than” competitive products. We likewise note disclosure on page 43 stating PCR diagnostics is the “gold standard” for the amplification of DNA and on page 44 regarding the “significant advantages” that your products have over competing products.

The Company has significantly revised its disclosures.

8. Given your reference to the U.S. in vitro market in the fourth paragraph on page 8, please highlight in your prospectus summary that you have not yet received FDA approval to market your products in the United States.

The Company highlighted the fact that the Company has not yet received FDA approval to market their products in the United States at the bottom on the fourth paragraph on page 8 of the Prospectus Summary.

Securities and Exchange Commission

March 30, 2017

Implications of Being an Emerging Growth Company, page 11

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not provided written communications, as defined in Rule 405 under the Securities Act of 1933, to potential investors in meetings on Section 5(d) of the Securities Act.

Risk Factors, page 13

10. If your anticipated products will depend upon private insurance or other third party payors, please discuss attendant risk here.

The Company does not believe that anticipated products will depend upon private insurance or other third party payors.

We will need to raise additional capital . . . , page 13

11. Given your current cash balance, please clarify your disclosure here indicating your belief that existing capital resources will fund your operations for twelve months. Please also disclose the amount of additional financing necessary to continue operations for twelve months.

The Company revised its risk factor.

Use of Proceeds, page 31

12. Given that you have not yet disclosed the number of shares you plan to offer as part of an over-allotment option or a bona fide estimate of the price range, please tell us how you estimated the $10 million in net proceeds, should the underwriters exercise their over-allotment option.

In consultation with the underwriter and considering the amount of funds required to list on a national securities exchange, the Company estimates that it will undertake a $10 million offering.

13. Please disclose the approximate amount of proceeds you intend to use for each purpose you have listed. If any material amounts of other funds are necessary to accomplish the specified purposes, please state the amounts and sources of other such funds. See Regulation S-K Item 504 and Instruction 3 to that Item. In this regard, please specifically address any capital needs to achieve necessary regulatory clearances.

The Company revised its use of proceeds.

Capitalization, page 32

14. Please revise the table to present total capitalization equal to the sum of total debt and stockholders’ deficit. Cash and cash equivalents are not a component of capitalization and should not be included in total capitalization.

The Company revised the capitalization table.

Securities and Exchange Commission

March 30, 2017

Management’s Discussion and Analysis . . . , page 34

Executive Overview, page 37

15. We note your disclosure regarding various subscription agreements, notes, warrants, and lines of credit. Please file as exhibits all such agreements or instruments required to be filed under Item 601(b)(4) or (10) of Regulation S-K.

The Company will file these documents, most of which are form documents by amendment.

Quantitative and Qualitative Disclosures about Market Risk, page 43

16. Please reconcile the statement that features of your convertible notes and warrants are deemed to be derivatives and subject to mark-to-market accounting with the accounting actually applied in the financial statements.

The Company removed the statement related to derivatives from the disclosure.

Business, page 43

Technological and Financial Advantages, page 44

17. We note your disclosure that your test “significantly outperformed” two competitors in a recent clinical study. Please clarify whether the results of the study are published. Please also provide additional details about the conditions under which this study was conducted and discuss the objective, empirical results that support the conclusion about performance set forth in the quoted language above.

The Company removed this disclosure.

Current Tests, page 45

18. Please clarify in which portions of the “international market” your products are available, whether you have received regulatory approval to market your products in such countries or regions, and whether you have begun to sell your products in those markets.

The Company removed this disclosure.

Products, page 45

19. Please supplementally provide us with copies of the descriptive article and commentary from The Journal of Molecular Diagnostics.

The descriptive article from The Journal of Molecular Diagnostics will be provided to the SEC.

20. Please clarify what steps are necessary for your LightPRC product to be “market-ready” by 2017.

The Company removed this disclosure.

Securities and Exchange Commission

March 30, 2017

Revenue Model, page 46

21. Since you do not appear to have any contractual arrangements with the “largest India distributor of diagnostics,” it does not appear appropriate to highlight significant details about the market served by this company, including its customer base, or to anticipated contractual terms with this company. Please revise or advise.

The Company revised this disclosure.

22. We note from the first paragraph on page 47 that you expect to expand your revenue base in “Year 2.” Please clarify in what year you expect to first begin generating revenue in India and China and what steps, including regulatory approval, are necessary before you reach revenue generation in those markets.

The Company revised this disclosure.

Market Rollout, page 47

23. We note your disclosure in numbered paragraph 4 on page 48 regarding expanding your CE mark-certified test menu. Please clarify whether any of your products have already received CE Marking. Please also describe the types of U.S. applications involving PCR tests and commercialization that you do not believe will require FDA approval, as indicated in numbered paragraph 5.

The Company revised this disclosure.

Intellectual Property Protections, page 48

24. Please disclose the duration of your U.S. patents. See Regulation S-K Item 101(h)(4)(vii).

The Company disclosed the duration of its U.S. patents

Executive Compensation, page 52

25. Please file as an exhibit the 2015 Long-term Incentive Plan disclosed on page 53. See Regulation S-K Item 601(b)(10)(iii).

The 2015 Long-Term Incentive Plan has been added to the Form S-1 as Exhibit 10.9.

Certain Relationships and Related Party Transactions, page 57

26. Please include the names of all related persons involved in each of the disclosed transactions. See Regulation S-K Item 404(a)(1).

The Company included the names of all related persons involved in each of the disclosed transactions.

27. Please provide the required Regulation S-K Item 404 disclosures for (1) the January 2015 stock exchange agreement with Dr. Satterfield, and (2) the May 1, 2015 amended subscription agreement with Co-Diagnostics, Ltd, or advise.

The Company included the relevant disclosures for these transactions.

Securities and Exchange Commission

March 30, 2017

28. Given your payment obligations to Dr. Satterfield pursuant to the minimum monthly royalty provision of the April 18, 2014 license agreement, please clarify why you paid only $125,000 during 2015 and whether there are outstanding amounts due under this agreement. Please also disclose the amounts paid or due under this agreement since 2015.

The Company revised this disclosure to add the amounts paid and that payments will increase after a milestone equity funding.

Description of our Capital Stock, page 57

29. Please provide the disclosure required by Regulation S-K Item 201(a)(2) and (b)(1).

The Company revised this disclosure to add the relevant information.

Underwriting, page 60

30. Please clarify whether Network Securities, Inc. is serving as an underwriter for this offering, as indicated in underwriter compensation table. If so, please disclose it as such on the cover page of your prospectus. See Regulation S-K Item 501(b)(8). Please also file as an exhibit the underwriting agreement referenced in this section. See Regulation S-K Item 601(b)(1).

The name of the lead underwriter has been added to the Prospectus Cover of the Form S-1 and the Underwriting Agreement will be filed by amendment as noted in the Exhibit List of the Form S-1.

Audited Financial Statements as of December 31, 2015 and 2014

Note 1 – Description of Business, page F-7

31. Please disclose how you accounted for the acquisition of DNA Logix and clarify the basis in the FASB Codification for your accounting determination.

The Company added a sentence in Note 1 to the effect that the acquisition was accounted for as “historical cost”.

32. We refer to the last two paragraphs on page F-7. Please revise to remove the promotional language from these paragraphs and to only present a factual disclosure of the nature of the company’s operations. Refer to FASB 275-10-50-2.

The Company removed those paragraphs from the financial statements.

Basis of Presentation, page F-8

33. The audit report describes the financial statements as consolidated while disclosure under Basis of Presentation describes the financial statements as combined. Please revise to resolve the inconsistency between the audit report and disclosure in the notes to financial statements.

The audit report for the financial statements for the year ended December 31, 2016 include the proper disclosure.

Securities and Exchange Commission

March 30, 2017

Note 4 – Related Party Transactions, page F-16

34. Please revise your disclosure to clarify how the acquisition of DNA Logix impacted the license arrangement with that entity, including the payment obligations. In that regard, the parties to the license agreement filed as Exhibit 10.2 appear to be Co-Diagnostics and DNA Logix. Accordingly, it is unclear why the license fee obligations continue subsequent to your acquisition of the licensor.

The explanation concerning the assignment to Dr. Satterfield from DNA Logix was included in the footnotes to the financial statements for the year ended December 31, 2016.

35. Please also expand to fully describe the payment terms of the DNA Logix license as set forth in the License Fees and Royalties section of the license agreement dated April 14, 2014 and to disclose the life of the arrangement. In this regard, it appears that the license requires substantial future payments that are not described in the notes to financial statements.

The footnotes to the financial statements for the year ended December 31, 2016 disclose that there will be no further royalty payments to Dr. Satterfield.

Item 17. Undertakings, page 76

36. Please include the undertaking required by Regulation S-K Item 512(f).

The undertaking required by Regulation S-K Item 512(f) has been added to the page 76 of the Form S-1 under Item 17(a)(1)(iv).

Please at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Dwight Egan
Reed Benson